UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 28)*

Boulder Total Return Fund, Inc.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

101541100
(CUSIP Number)

Stephen C. Miller, Esq.
2344 Spruce Street, Suite A
Boulder, CO  80302
(303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101541100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                         2,987,504
Shares Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    2,987,504
Person With
10.           Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 24.21%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           1,509,701
Shares Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    1,509,701
Person With
10.           Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,509,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	12.24%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101541100

1.	1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Atlantic LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Colorado

Number of                                7.           Sole Voting Power                                           343,749
Shares,Bene-
ficially                                 8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    343,749
Person With
10.           Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	343,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.79%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart West Indies Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                         104,627
Shares Bene-
ficially                                 8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                  104,627
Person With
10.           Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	104,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.85%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           72,176
Shares Bene-
ficially                                 8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    72,176
Person With
10.           Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,176

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.58%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100

1.	1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           53,080
Shares Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    53,080
Person With
10.           Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.43%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           25,698
Shares Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    25,698
Person With
10.           Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,698

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.21%

14.	Type of Reporting Person (See Instructions) OO

  CUSIP No. 101541100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                                7.           Sole Voting Power                                           0
Shares Bene-
ficially                                 8.           Shared Voting Power                                       343,749
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    0
Person With
10.           Shared Dispositive Power                               343,749

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 2.79%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 28 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of Boulder Total Return Fund, Inc., a Maryland corporation (the "Company").  Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the “Ernest Trust”), the Lola Brown Trust No. 1B (the “Brown Trust”), Alaska Trust Company (“ATC”), Evergreen Atlantic LLC (“Evergreen Atlantic”), the Stewart West Indies Trust (the “West Indies Trust”), the Susan L. Ciciora Trust (the “Susan Trust”), the John S. Horejsi Trust (the “John Trust”), and the Evergreen Trust (the “Evergreen Trust”), as the direct beneficial owner of Shares, and the Stewart R. Horejsi Trust No. 2 (the “Stewart Trust”) and Stewart R. Horejsi, by virtue of the relationships described previously in this Statement, are hereby amended, or amended and restated, as set forth below.

Item 3.                    Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

The total amount of funds required by the Ernest Trust to purchase the Shares as reported in Item 5(c) was $17,563.99.  The total amount of funds required by the Brown Trust to purchase the Shares as reported in Item 5(c) was $2,010,508.54. Such Shares were purchased in the open market and effected by the Ernest Trust and the Brown Trust on the New York Stock Exchange.

Item 4.                    Purpose of Transaction.

No change except for the addition of the following:

        The Trusts purchased the Shares reported in Item 5(c) in order to increase their equity interest in the Company.  Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.                    Interest in Securities of the Issuer.

No change except for the addition of the following:

(a)   The Ernest Trust is the direct beneficial owner of 2,987,504 Shares, or approximately 24.21% of the 12,338,660 Shares outstanding as of the Fund’s annual report to stockholders as of November 30, 2009 (the “Outstanding Shares”).

The Brown Trust is the direct beneficial owner of 1,509,701 Shares, or approximately 12.24% of the Outstanding Shares.

Evergreen Atlantic is the direct beneficial owner of 343,749 Shares, or approximately 2.79% of the Outstanding Shares.

The West Indies Trust is the direct beneficial owner of 104,627 Shares, or approximately 0.85% of the Outstanding Shares.

The Susan Trust is the direct beneficial owner of 72,176 Shares, or approximately 0.58% of the Outstanding Shares.

The John Trust is the direct beneficial owner of 53,080 Shares, or approximately 0.43% of the Outstanding Shares.

The Evergreen Trust is the direct beneficial owner of 25,698 Shares, or approximately 0.21% of the Outstanding Shares.

By virtue of the relationships previously reported in this Statement, as manager of Evergreen Atlantic Mr. Horejsi may be deemed to share indirect beneficial ownership of the 343,749 Shares directly beneficially held by Evergreen Atlantic, or approximately 2.79% of the Outstanding Shares.  Mr. Horejsi, Alaska Trust and West Indies Trust may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons.  Mr. Horejsi, Alaska Trust and West Indies Trust disclaim all such beneficial ownership.

By virtue of the relationships and transactions previously described in this Statement, the Reporting Persons may be deemed to constitute a group.  Each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

(c)    The table below sets forth Shares purchased by the Ernest Trust.  Such purchases were effected on the open market.

Date	Amount of Shares	Approximate Price Per Share (exclusive of commissions)
3/10/2010	1,200	$14.63

The table below sets forth Shares purchased by the Brown Trust.  Such purchases were effected on the open market.

Date	Amount of Shares	Approximate Price Per Share (exclusive of commissions)
3/2/2010	10,000	$14.02
3/2/2010	5,000	$14.01
3/2/2010	5,000	$13.98
3/2/2010	5,000	$13.97
3/3/2010	5,000	$13.97
3/3/2010	2,100	$13.95
3/4/2010	2,000	$14.06
3/4/2010	5,000	$14.04
3/4/2010	2,000	$14.01
3/4/2010	1,900	$14.00
3/4/2010	100	$13.99
3/5/2010	5,000	$14.21
3/5/2010	4,683	$14.25
3/5/2010	5,000	$14.22
3/5/2010	5,000	$14.20
3/5/2010	500	$14.10
3/8/2010	2,631	$14.47
3/8/2010	30	$14.50
3/8/2010	2,000	$14.46
3/8/2010	400	$14.43
3/9/2010	3,500	$14.55
3/10/2010	3,000	$14.60
3/10/2010	2,000	$14.58
3/10/2010	2,800	$14.61
3/12/2010	1,700	$14.75
3/12/2010	2,400	$14.76
3/12/2010	250	$14.72
3/12/2010	1,300	$14.66
3/15/2010	2,864	$14.67
3/15/2010	2,000	$14.68
3/15/2010	1,830	$14.69
3/15/2010	2,400	$14.70
3/15/2010	2,200	$14.71
3/15/2010	1,300	$14.73
3/16/2010	2,000	$14.77
3/17/2010	2,500	$14.91
3/18/2010	3,800	$14.73
3/19/2010	1,500	$14.63
3/23/2010	298	$14.74
3/23/2010	600	$14.75
3/23/2010	3,000	$14.73
4/5/2010	1,000	$14.96
4/5/2010	1,500	$14.95
4/7/2010	5,900	$14.87
4/7/2010	5,000	$14.86
4/9/2010	7,200	$14.88
4/9/2010	800	$14.96
4/9/2010	2,200	$14.98
4/13/2010	2,000	$14.93
4/13/2010	2,000	$14.92

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: April 15, 2010

/s/ Stewart R. Horejsi
Stewart R. Horejsi individually and as
manager of Evergreen Atlantic LLC

 /s/ Douglas J. Blattmachr
Douglas J. Blattmachr as President of Alaska Trust
Company, trustee of the Trusts